Exhibit (7)

PL Treaty ID WM01

AUTOMATIC AND FACULTATIVE YEARLY RENEWABLE TERM AGREEMENT

between

PACIFIC LIFE INSURANCE COMPANY
Newport Beach, California
(hereinafter called the CEDING COMPANY)

and

WMA LIFE INSURANCE COMPANY LIMITED
Hamilton, Bermuda
(hereinafter called the REINSURER)

This Agreement is Effective January 1, 2001

Article	Table of Contents	Page
I	Automatic Coverage	4
II	Facultative Reinsurance	5
III	Facultative-Obligatory Reinsurance	6
IV	Guaranteed Capacity Reinsurance	7
V	Premiums	8
VI	Administration	9
VII	Reserves	10
VIII	DAC Tax Regulations	11
IX	Errors and Omissions	12
X	Expense of Original Policy	13
XI	Changes in Retention and Recapture Privileges	14
XII	Terminations and Reductions	15
XIII	Reinstatement, Exchanges, Extended Term and Reduced Paid-Up Insurance, Conversions	16
XIV	Liability	17
XV	Claims	18
XVI	Arbitration	19
XVII	Insolvency	20
XVIII	Right to Inspection	21
XIX	Duration of Agreement	22
XX	Increasing Net Amount at Risk Policies and Riders	23
XXI	Temporary Insurance Agreement	24
XXII	Offset	25
XXIII	Parties to the Agreement	26
XXIV	Letter of Credit	27
XXV	Execution of Agreement	28

Exhibit
A	Limits of Retention
B	Policy Plans Reinsured
C	Premiums and Reinsurance Allowances
D	Limits
E	Statement Specifications
F	Sample Policy Exhibit
G	Temporary Insurance Agreement
H	Claim Forms
I	Letter of Credit

Reinsurance required by the CEDING COMPANY will be assumed by the REINSURER as described in the terms of this Agreement.

This reinsurance agreement constitutes the entire agreement between the parties with respect to the business being reinsured hereunder and there are no understandings between the parties other than as expressed in this agreement.

Any change or modification to this agreement is null and void unless made by amendment to this agreement and signed by both parties.

This reinsurance agreement is a California contract and shall be construed under the laws of California. The REINSURER agrees to submit itself to the jurisdiction of the courts of California, or a court of competent jurisdiction in any state of the United States and designate the California Commissioner of Insurance, or a designated attorney in California as the REINSURER’S agent for service of process in California in any action, suit or proceeding instituted by or on the behalf of the CEDING COMPANY for any matter arising out of this reinsurance agreement.

Article I

Automatic Coverage

A.	For each risk on which reinsurance is ceded, the CEDING COMPANY will retain its full published retention at the time of issue, taking into account both currently issued and previously issued policies.

B.	The CEDING COMPANY may cede and the REINSURER will automatically accept reinsurance, if all of the following conditions are met for each life:

1.	The CEDING COMPANY has retained its limit of retention as shown in Exhibit A.

2.	The sum of the amount of insurance already in force and applied for on that life, in all companies, does not exceed the Jumbo Limit as shown in Exhibit D.

3.	The CEDING COMPANY has not made facultative application on the current life to any reinsurer unless the case was issued and reinsured standard or subsequently rerated to standard.

4.	The risk is conventionally underwritten.

5.	The Policy Plans reinsured are shown in Exhibit B.

6.	The risk is a resident of the United States, Canada, Puerto Rico or Guam.

C.	The REINSURER’s participation percentage for each risk reinsured is as shown in Exhibit D.

Article II

Facultative Reinsurance

A.	The CEDING COMPANY will have the option to cede any case facultatively which it does not wish to cede automatically or which it may not cede automatically under the provision of Article I.

B.	The REINSURER will participate in Facultative Reinsurance if:

1.	the CEDING COMPANY keeps its current full retention.

2.	the plans reinsured are shown in Exhibit B.

3.	the risk is a resident of United States, Canada, Puerto Rico or Guam.

C.	The REINSURER will not participate in Facultative Reinsurance if the CEDING COMPANY keeps nothing, or less than its full retention.

D.	The REINSURER will not be liable for proceeds paid under the CEDING COMPANY’S conditional receipt or temporary insurance agreement for risks submitted on a facultative basis except as provided in Article XXI.

E.	The REINSURER will accept the risk without the REINSURER underwriting the risk or checking capacity.

F.	The REINSURER’s participation percentage for each risk reinsured is as shown in Exhibit D.

Article III

Facultative-Obligatory Reinsurance

A.	Any single life fully underwritten risk which dose not meet the requirements for automatic reinsurance under this agreement due to the jumbo limits being exceeded, but which otherwise would qualify for automatic reinsurance, may be ceded on a facultative-obligatory basis if all of the following conditions are satisfied:

1.	The CEDING COMPANY has retained its limit of retention as provided in Exhibit A;

2.	The plans reinsured are shown in Exhibit B;

3.	The risk is a resident of the United States.

B.	The REINSURER will accept the risk without the REINSURER underwriting the risk or checking capacity.

C.	The REINSURER’s participation percentage for each risk reinsured is as shown in Exhibit D.

Article IV

Guaranteed Capacity Reinsurance

A.	The CEDING COMPANY will retain its available retention in full on any single life ceded under this agreement. If the CEDING COMPANY has used its full retention on the risk previously, the policy will not be ceded under this Article. If the CEDING COMPANY has available retention, the CEDING COMPANY may cede and the REINSURER will automatically accept Guaranteed Capacity risk, without adherence to the automatic binding and jumbo restrictions applicable to automatic reinsurance, under the following conditions:

1.	The CEDING COMPANY will confirm that retention is available at the time an application is received.

2.	The CEDING COMPANY will conventionally underwrite the risk.

3.	The REINSURER will accept the risk without the REINSURER underwriting the risk or checking capacity.

4.	Aviators and professional athletes are excluded.

5.	The plans reinsured are shown in Exhibit B

6.	The risk is a resident of the United States.

B.	The CEDING COMPANY will retain the option of going Facultative Obligatory, if such a Facultative Obligatory agreement exist, for additional coverage above Guaranteed Capacity before the policy is issued.

C.	Future applications on lives already covered by Guaranteed Capacity may be ceded to the REINSURER Facultative or Facultative Obligatory, if such Facultative or Facultative Obligatory agreements exist.

D.	Guaranteed Capacity will not be used if the life qualifies for Automatic reinsurance.

E.	The REINSURER’s participation percentage for each risk reinsured is as shown in Exhibit D.

Article V

Premiums

A.	Plans of insurance listed in Exhibit B will be reinsured on the yearly renewable term basis with the REINSURER participating only in mortality risks (not cash values, loans, dividends or other features specific to permanent policies). The mortality risk shall be the net amount at risk on that portion of the policy which is reinsured with the REINSURER.

B.	Premiums for Life Reinsurance and reinsurance of Supplemental Benefits will be based on the rates and allowances described in Exhibit C.

C.	Premiums will be increased by any flat extra premium charged the insured on the face amount initially reinsured described in Exhibit C.

D.	There will be no premium tax reimbursement.

E.	The Life Reinsurance rates contained in this Agreement are guaranteed for one year, and the REINSURER anticipates continuing to accept premiums on the basis of these rates indefinitely. If the REINSURER deems it necessary to increase rates, such increased rates cannot be higher than the valuation net premiums for annually renewable term insurance calculated using the minimum statutory mortality rates and maximum statutory interest rate for each year of issue.

Article VI

Administration

A.	The CEDING COMPANY will administer the records for the reinsurance ceded to the REINSURER under this agreement. The CEDING COMPANY will furnish monthly statements to the REINSURER which contain the following information:

1.	A list of all premiums due for the current month, identifying each policy and explaining the reasons for each premium payment.

2.	Premium subtotals adequate for the REINSURER to use for its premium accounting including first year, renewal year, automatic and facultative totals.

3.	A list of new business, terminations and changes for the current month. For new business and changes, the CEDING COMPANY must identify the reinsurance agreement and provide information adequate for the REINSURER to establish reserves, check retention limits and check premium calculations.

4.	Totals for inforce, new business, changes and each type of termination, as of the end of the month. “Totals” refer to the number of policies reinsured and the net amount at risk reinsured. For bordereau business see sample Policy Exhibit in Exhibit F.

In addition, the CEDING COMPANY must provide the REINSURER with an inforce listing of reinsured business at least once a year. This inforce listing must contain information adequate for the REINSURER to audit its inforce records. (See Exhibit E.)

B.	If the CEDING COMPANY chooses to report its reinsurance transactions via electronic media, the CEDING COMPANY shall consult with the REINSURER to determine the appropriate reporting format. Should the CEDING COMPANY subsequently desire to make changes in the data format or the code structure, the CEDING COMPANY shall communicate such changes to the REINSURER prior to the use of such changes in reports to the REINSURER.

C.	The monthly statements shall be furnished to the REINSURER within thirty (30) days following the close of each month and will be accompanied by payment of any net amount due the REINSURER. All premiums not paid within thirty (30) days of the due date, defined as each policy’s 12-month anniversary, will be in default.

D.	Premium for new business, terminations and changes are due at the end of the month in which the transaction occurs and cover the period from the transaction date to the end of the calendar quarter. Continuing premium is due for a calendar quarter period at the end of the first month of the calendar quarter except for any policy having its anniversary within that calendar quarter. Continuing premium for such policies is payable in two segments. Premium from the beginning of the calendar quarter to the policy anniversary is due at the end of the first month of the calendar quarter. Premium from the policy anniversary to the end of the calendar quarter is due at the end of the anniversary month. The quarterly premium is based on the annual premium divided by 4.

E.	The REINSURER reserves the right to charge interest at the Prime Rate plus 2% as stated in the Wall Street Journal on the 1st business day in January prior to the due date of the premium when:

1.	Renewal premiums are not paid within sixty (60) days of the due date.

2.	Premiums for new business are not paid within one hundred twenty (120) days of the date the policy is issued.

F.	The REINSURER will have the right to terminate this Agreement when premiums are in default by giving ninety (90) days written notice of termination to the CEDING COMPANY. As of the close of the last day of this ninety (90) day notice period, the REINSURER’S liability for all risks reinsured under this agreement will terminate. The first day of the ninety (90) day notice of termination, resulting from default as described in Section C of this Article, will be the day the notice is received in the mail by the CEDING COMPANY or if the mail is not used, the day it is delivered to the CEDING COMPANY. If all premiums in default are received within the ninety (90) day time period, the Agreement will remain in effect.

Article VII

Reinsurance Reserves

The CEDING COMPANY agrees to post on its books any deficiency reserves on the coverage reinsured under this Agreement.

Article VIII

DAC Tax Regulations

The CEDING COMPANY and the REINSURER hereby agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended.

1.	The term “party” will refer to either the CEDING COMPANY or the REINSURER as appropriate.

2.	The terms used in this Article are defined by reference to Treasury Regulation Section 1.848-2 in effect as of December 29, 1992. The term “net consideration” will refer to net consideration as defined in Treasury Regulation Section 1.848-2(f).

3.	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of IRS Section 848(c)(1).

4.	The CEDING COMPANY and the REINSURER agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency. The CEDING COMPANY and the REINSURER also agree to exchange information which may be otherwise required by the IRS.

5.	The CEDING COMPANY will submit a schedule to the REINSURER by June 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the CEDING COMPANY stating that the CEDING COMPANY will report such net consideration in its tax return for the preceding calendar year.

6.	The REINSURER may contest such calculation by providing an alternative calculation to the CEDING COMPANY in writing. If the REINSURER does not so notify the CEDING COMPANY, the REINSURER will report the net consideration as determined by the CEDING COMPANY in the REINSURER’S tax return for the previous calendar year.

7.	If the REINSURER contests the CEDING COMPANY’S calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount. If the CEDING COMPANY and the REINSURER reach agreement on an amount of net consideration, each party shall report such amount in their respective tax returns for the previous calendar year. If the CEDING COMPANY and the REINSURER fail to reach agreement on an amount of net consideration, each party may choose to report their own determination of net consideration on their respective tax returns.

Article IX

Errors and Omissions

It is expressly understood and agreed that if failure to comply with any terms of this Agreement is hereby shown to be unintentional or the result of misunderstanding or oversight on the part of either the CEDING COMPANY or the REINSURER, both the CEDING COMPANY and the REINSURER shall be restored to the position they would have occupied had no such error or oversight occurred, subject always to the correction of the error or oversight.

Article X

Expense of Original Policy

A.	The CEDING COMPANY will bear the expense of all medical examinations, inspection fees and other charges incurred in connection with the original policy.

B.	The REINSURER will not have liability for any extra-contractual damages which are rendered against the CEDING COMPANY as a result of acts, commission or course of conduct committed by a Producer of an affiliated broker-dealer identified in Exhibit B, in connection with the Reinsured Plans. In no event whatsoever will the CEDING COMPANY have any liability for extra-contractual damages assessed against the REINSURER as a result of acts, omissions, or course of conduct committed by the REINSURER in connection with the reinsurance of the Reinsured Plans under this Agreement

Article XI

Changes in Retention and Recapture Privileges

A.	If, at any time, the CEDING COMPANY changes its existing retention limits, as shown in Exhibit A, written notice of the change will promptly be given to the REINSURER.

B.	The CEDING COMPANY may recapture the business ceded with no recapture fee under certain circumstances as outlined below:

1. The CEDING COMPANY may recapture with no recapture fee if the REINSURER does not meet the following minimum threshold based on amount reinsured:

Single Life Fully Underwritten Plans of Insurance
Period	7/1/01 – 6/30/02	7/1/02 – 6/30/03
Amount Reinsured	$95 million	$160 million
Recapture Date	7/1/05	7/1/06

2. REINSURER may choose to raise the YRT reinsurance premium rates referred to Exhibit C. However, it may only do so on July 1 of any year, and must give CEDING COMPANY at least 60 days prior notice. CEDING COMPANY may accept the rate increase. However, if CEDING COMPANY chooses not to accept the rate increase, then CEDING COMPANY may recapture all business ceded to REINSURER, with no recapture fee, effective that same July 1.

C.	No recapture will be made unless reinsurance has been in force twenty (20) years. The CEDING COMPANY may reduce and recapture reinsurance in force in accordance with the following rules:

1.	The CEDING COMPANY will notify the REINSURER of its intent to recapture at least ninety (90) days prior to any recaptures.

2.	Recapture will become effective on the policy anniversary date following notification of the company’s intent to recapture.

3.	If any reinsurance is recaptured all reinsurance eligible for recapture under the provisions of this Article must be recaptured.

Article XII

Terminations and Reductions

Terminations or reductions will take place in accordance with the following rules, in order of priority:

1.	The CEDING COMPANY must keep its initial or recaptured retention on the policy.

2.	Termination or reduction of a wholly reinsured policy will not affect other reinsurance in force.

3.	A termination or reduction on a wholly retained case will cause an equal reduction in existing automatic reinsurance with the oldest policy being reduced first.

4.	A termination or reduction will be made first to reinsurance of partially reinsured policies with the oldest policy being reduced first.

5.	If the policies are reinsured with multiple reinsurers, the reinsurance will be reduced by the ratio of the amount of reinsurance in each company to the total outstanding reinsurance on the risk involved.

Article XIII

Reinstatement, Exchanges, Extended Term
and Reduced Paid-Up Insurance, Conversions

A.	Reinstatements

Any policy originally reinsured in accordance with the terms and conditions of this Agreement by the CEDING COMPANY may be automatically reinstated with the REINSURER as long as the policy is reinstated in accordance with the terms and rules of the CEDING COMPANY. Any policy originally reinsured with the REINSURER on a facultative basis which has been in a lapsed status for more than ninety (90) days must be submitted with underwriting requirements and approved by the REINSURER before it is reinstated. The CEDING COMPANY will pay the REINSURER its share of amounts collected or charged for the reinstatement of such policies.

B.	Exchanges

Exchanges will be reinsured under this Agreement only if the original policy was reinsured with the REINSURER; the amount of reinsurance under this Agreement will not exceed the amount of the reinsurance on the original policy with the REINSURER immediately prior to the exchange. Premiums will be determined as follows:

If any business covered under this Agreement is subsequently exchanged to any other plan reinsured by the REINSURER, then such business shall be reinsured at the rates as shown in the Agreement covering the new plan. Rates and allowances or pay percentages applicable to the new plan will be determined at point in scale based on the original policy that is being exchanged. If the Agreement including the new rates requires policy fees, then they shall also apply to the new plan.

C.	Extended Term and Reduced Paid-Up Insurance

Changes as a result of extended term or reduced paid-up insurance will be handled like reductions.

D.	Conversions

Conversions will be reinsured under this Agreement only if the original policy was reinsured with the REINSURER; the amount of reinsurance under this Agreement will not exceed the amount of the reinsurance on the original policy with the REINSURER immediately prior to the conversion. Premiums will be determined as follows:

If any business covered under this Agreement is subsequently converted to any other plan reinsured by the REINSURER, then such business shall be reinsured at the rates as shown in the Agreement covering the new plan. Rates and allowances or pay percentages applicable to the new plan will be determined at point in scale based on the original policy that is being converted. If the Agreement including the new rates requires policy fees, then they shall also apply to the new plan.

NOTE:	An original date policy Reissue will not be treated as a continuation of the original policy. It will be treated as a new policy and the original policy will be treated as Not Taken. All premiums previously paid to the REINSURER for the original policy will be refunded to the CEDING COMPANY. All premiums will be due on the new policy from the original issue date of the old policy.

NOTE:	Re-entry, e.g., wholesale replacement and similar programs are not covered under this Article. If Re-entry is applicable to this treaty, then it will be covered under the Premiums and Allowances Exhibit.

Article XIV

Liability

A.	This is an Agreement solely between the REINSURER and the CEDING COMPANY. In no instance will anyone other than the REINSURER or the CEDING COMPANY have any rights under this agreement, and the CEDING COMPANY will be and remain solely liable to any insured, policy owner, or beneficiary under any policy reinsured hereunder.

B.	The liability for all automatic, facultative-obligatory and guaranteed capacity reinsurance as applicable to this agreement and accepted by the REINSURER under this Agreement will commence simultaneously with that of the CEDING COMPANY.

C.	The REINSURER will not be liable for proceeds paid under the CEDING COMPANY’S conditional receipt or temporary insurance agreement unless conditions for coverage under Article XXI, Temporary Insurance Agreement, of this Agreement are met.

D.	Liability for all reinsurance submitted facultatively to the REINSURER will commence when all of the following conditions have been met:

1.	The REINSURER’S offer has been accepted and the CEDING COMPANY has properly documented its records to reflect this acceptance, and

2.	The policy has been delivered and paid for in accordance with the CEDING COMPANY’S procedures, and

3.	No more than one-hundred twenty (120) days have elapsed from the date of the REINSURER‘S final offer unless the REINSURER explicitly states in writing that the final offer is extended for some further period of time.

E.	The liability of the REINSURER for all reinsurance under this Agreement will cease simultaneously with the liability of the CEDING COMPANY and will not exceed the CEDING COMPANY’S contractual liability under the terms of its policies.

Article XV

Claims

A.	Prompt notice of a claim must be given to the REINSURER. In every case of loss, copies of the proofs obtained by the CEDING COMPANY will be taken by the REINSURER as sufficient. Copies thereof, together with proof of the amount paid on such claim by the CEDING COMPANY will be furnished to the REINSURER when requesting its share of the claim. The REINSURER shall pay its share of all payable claims, however, if the amount reinsured with the REINSURER is more than the amount retained by the CEDING COMPANY and the claim is contestable, all papers in connection with such claim, including all underwriting and investigation papers, must be submitted to the REINSURER for its recommendation before admission of any liability on the part of the CEDING COMPANY.

B.	The CEDING COMPANY will notify the REINSURER of its intention to contest, compromise, or litigate a claim. Unless it declines to be a party to such action, the REINSURER will pay its share of any settlement up to the maximum that would have been payable under the specific policy had there been no controversy plus its share of specific expenses, except as specified below.

If the REINSURER declines to be a party to the contest, compromise, or litigation of a claim, it will pay its full share of the amount reinsured, as if there had been no contest, compromise, or litigation, and its proportionate share of covered expenses incurred to the date it notifies the CEDING COMPANY it declines to be a party.

In no event will the following categories of expenses or liabilities be reimbursed:

1.	Routine investigative or administrative expenses;

2.	Salaries of employees or other internal expenses of the CEDING COMPANY or the original issuing company.

3.	Extra contractual damages, including punitive and exemplary damages;

4.	Expenses incurred in connection with a dispute or contest arising out of conflicting or any other claims of entitlement to policy proceeds or benefits.

C.	If the amount of insurance changes because of a misstatement of rate classification, the REINSURER’S share of reinsurance liability will change proportionately.

D.	For approved Waiver of Premium or Waiver of Cost benefit claims, the REINSURER will pay the CEDING COMPANY its portion of the amount of gross premiums waived by the CEDING COMPANY.

E.	In the event the REINSURER does not receive notification of acceptance from the CEDING COMPANY prior to the death occurring, then the CEDING COMPANY will apply the tie breaker rule on facultative submissions as described below:

1.	The risk will be ceded to the reinsurers with the best offers.

2.	If reinsurers are tied with identical offers, the earlier offers will be ceded the risk.

F.	The CEDING COMPANY will report pending claims to the REINSURER using the Preliminary Notification of Death Claim form as shown in Exhibit I. The CEDING COMPANY will request reimbursement of claims from the REINSURER using the Reinsurance Death Claim Reimbursement Request as shown in Exhibit I. A copy of the death certificate and the Pacific Life Claim Worksheet will be included with the final request for reimbursement sent to the REINSURER

G.	Reconciliation of outstanding claims will be done no less than annually between the CEDING COMPANY and the REINSURER.

Article XVI

Arbitration

A.	It is the intention of the REINSURER and the CEDING COMPANY that the customs and practices of the insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. The parties agree to act in all things with the highest good faith. If the REINSURER or the CEDING COMPANY cannot mutually resolve a dispute which arises out of or relates to this Agreement, however, the dispute will be decided through arbitration. The arbitrators will base their decision on the terms and conditions of this Agreement plus, as necessary, on the customs and practices of the insurance and reinsurance industry rather than solely on a strict interpretation of the applicable law; there will be no appeal from their decision, and any court having jurisdiction of the subject matter and the parties may reduce that decision to judgment.

B.	To initiate arbitration, either the CEDING COMPANY or the REINSURER will notify the other party by Certified Mail of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent will respond to the notification in writing within ten (10) days of its receipt.

C.	There will be three arbitrators who will be current or former officers of life insurance companies other than the contracting companies. However, unless otherwise consented to in writing by the parties, such person shall not be a current or former employee of, or current or former consultant to, the parties or any affiliate or reinsurer of the parties; nor shall he or she have any current employment or affiliation with, consulting or contractual engagement with, or financial interest in: a party to this Agreement or persons or companies affiliated or associated with a party to this Agreement. Each of the contracting companies will appoint one of the arbitrators and these two arbitrators will select the third. If either party refuses or neglects to appoint an arbitrator within sixty days, the other party may appoint the second arbitrator. If the two arbitrators do not agree on a third arbitrator within sixty days of their appointment, each of the arbitrators will nominate three individuals. Each arbitrator will then decline two of the nominations presented by the other arbitrator. The third arbitrator will then be chosen from the remaining two nominations by drawing lots.

D.	It is agreed that each of the three arbitrators should be impartial regarding the dispute and should resolve the dispute on the basis described in Section A of this Article. Therefore, at no time will either the CEDING COMPANY or the REINSURER contact or otherwise communicate with any person who is to be or has been designated as a candidate to serve as an arbitrator concerning the dispute, except upon the basis of jointly drafted communications provided by both the CEDING COMPANY and the REINSURER to inform the arbitrators of the nature and facts of the dispute. Likewise, any written or oral arguments provided to the arbitrators concerning the dispute will be coordinated with the other party and will be provided simultaneously to the other party or will take place in the presence of the other party. Further, at no time will any arbitrator be informed that the arbitrator has been named or chosen by one party or the other.

E.	The arbitration hearing will be held on the date fixed by the arbitrators. In no event will this date be later than six (6) months after the appointment of the third arbitrator. As soon as possible, the arbitrators will establish pre-arbitration procedures as warranted by the facts and issues of the particular case. At least ten (10) days prior to the arbitration hearing, each party will provide the other party and the arbitrators with a detailed statement of the facts and arguments it will present at the arbitration hearing. The arbitrators may consider any relevant evidence; they will give the evidence such weight as they deem it entitled to after consideration of any objections raised concerning it. The party initiating the arbitration will have the burden of proving its case by a preponderance of the evidence. Each party may examine any witnesses who testify at the arbitration hearing.

F.	The CEDING COMPANY and the REINSURER shall each pay that part of the expense of arbitration which shall be apportioned to it by the arbitrators

G.	Arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association which shall be in effect on the date of delivery of demand for arbitration; except, however, that arbitrators shall be appointed in accordance with the provisions of Paragraph C of this Article and that, to the extent any other terms or provisions of this Article are inconsistent with or in conflict with the Commercial Arbitration Rules, this Article shall control.

H.	The arbitration shall be conducted in a location to be determined by a majority of the Arbitrators.

Article XVII

Insolvency

A.	In the event of the insolvency of the CEDING COMPANY and the appointment of a conservator, liquidator, or statutory successor, the portion of any risk or obligation assumed by the REINSURER shall be payable to the conservator, liquidator, or statutory successor on the basis of claims allowed against the insolvent company by any court of competent jurisdiction or by any conservator, liquidator, or statutory successor of the company having authority to allow such claims, without diminution because of that insolvency, or because the conservator, liquidator, or statutory successor has failed to pay all or a portion of any claims. Payments by the REINSURER as set forth in this subdivision shall be made directly to the CEDING COMPANY or to its conservator, liquidator, or statutory successor, except where the contract of insurance or reinsurance specifically provides another payee of such reinsurance in the event of the insolvency of the CEDING COMPANY.

B.	In the event of insolvency of the CEDING COMPANY, the conservator, liquidator, or statutory successor will immediately give written notice to the REINSURER of all pending claims against the CEDING COMPANY on any policies reinsured. While a claim is pending, the REINSURER may investigate and interpose, at its own expense, in the proceedings where the claim is adjudicated, any defense or defenses which it may deem available to the CEDING COMPANY or its conservator, liquidator or statutory successor. The expense incurred by the REINSURER will be chargeable, subject to court approval, against the CEDING COMPANY as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the CEDING COMPANY solely as a result of the defense undertaken by the REINSURER. Where two or more reinsurers are participating in the same claim and a majority in interest elect to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of the reinsurance agreement as though such expense had been incurred by the CEDING COMPANY.

C.	Insolvency of the REINSURER. The REINSURER shall immediately give the CEDING COMPANY written notice of an event constituting insolvency of the REINSURER. Upon the insolvency of the REINSURER, whether notice thereof was given by the REINSURER or not, the CEDING COMPANY has the right to immediately, by written notice, terminate this Agreement and recapture all reinsurance under this Agreement. Notwithstanding such termination or recapture, REINSURER or its legal representative shall continue to be liable to the CEDING COMPANY for any obligations of the REINSURER under this Agreement still outstanding after giving effect to such recapture.

D.	For the purpose of this Agreement, either the REINSURER or the CEDING COMPANY shall be deemed “insolvent” under the following circumstances:

(1)	when a cease and desist order or injunction has been issued by the commissioner or a court of competent jurisdiction in its state or jurisdiction of domicile ordering either party to cease and desist from transacting, soliciting or writing any new business of any kind and is reasonably expected to result in conservatorship, rehabilitation, receivership, or liquidation; or

(2)	when a court of competent jurisdiction order is issued voluntarily or involuntarily placing either party into conservatorship, rehabilitation, receivership, or liquidation, or appointing a conservator, rehabilitator, receiver or liquidator to take over the business of either party; or

(3)	when it files or consents to the filing of a petition in bankruptcy, seeks reorganization or an arrangement with creditors or takes advantage of any bankruptcy, dissolution, liquidation or similar law or statute.

Article XVIII

Right to Inspect

The REINSURER, its auditors and any regulators having authority over the REINSURER, may at all reasonable times inspect the CEDING COMPANY’S original papers, records, books, files, etc., relating to the business under this Agreement.

Article XIX

Duration of Agreement

A.	Term of Agreement. The initial term of this Agreement shall be three (3) years. During and after the initial term, this Agreement may be canceled as it pertains to the reinsurance of new business thereafter:

(1)	immediately upon written notice by a party if the other party becomes insolvent, dissolves, ceases to legally exist, or otherwise ceases to be legally authorized to act as a reinsurer or insurer, respectively, in its domiciliary jurisdiction;

(2)	upon thirty (30) days written notice by a party if the other party has materially breached this Agreement and has failed to cure such breach within such thirty (30) days;

(3)	when and as agreed upon by the parties in writing.

B.	This Agreement may be terminated as to new reinsurance at any time by either party giving three hundred sixty-five (365) days written notice of termination. The day the notice is mailed to the other party’s Home Office, or, if the mail is not used, the day it is delivered to the other party’s Home Office or to an Officer of the other party will be the first day of the three hundred sixty-five (365) day period.

C.	During the three hundred sixty-five (365) day period, this Agreement will continue to operate in accordance with its terms.

D.	The REINSURER and the CEDING COMPANY will remain liable after termination, in accordance with the terms and conditions of this Agreement, with respect to all reinsurance effective prior to termination of this Agreement.

Article XX

Increasing Net Amount at Risk Policies and Riders

I.	Whenever the death benefit and/or the net amount at risk on a policy will be increased at future date(s) without additional underwriting, and these increasing risks will be automatically reinsured under this Agreement, they will be handled as shown below. The CEDING COMPANY will use a 15 year projection to determine whether these policies comply with the binding and jumbo limits shown in Exhibit D. The 15 year projection will also be used to determine the CEDING COMPANY’S retention at issue and the percentage of future increases to be retained. As long as the CEDING COMPANY follows the procedures as outlined, the REINSURERS will be obligated to assume their prorata share of all future risk increases.

A.	Scheduled Increases (Variable Annual Renewable Term rider, “VART”)

1.	VART is a rider with coverage amounts that can vary annually and are scheduled at issue.

2.	The CEDING COMPANY’S percentage retention on policies with VART is the lesser of :

a)	initial maximum retention less retained amounts on prior policies divided by initial total amount including VART and

b)	twice initial maximum retention less retained amounts on prior policies divided by the 15 year highest amount (VART + base coverage).

3.	The total amount is shared prorata between the CEDING COMPANY and the REINSURER, as shown in the following examples:

a)	Example 1: Assume the CEDING COMPANY’S maximum retention at issue = $2MM. If prior plus initial VART + base = $3MM and prior plus 15 year highest VART + base amount = $4MM, the CEDING COMPANY will retain 2/3 initially and 2/3 of all increases, because 2/3 < 4/4. So the CEDING COMPANY‘S retention will be 2/3 of $3MM(=$2MM) at issue growing to 2/3 of $4MM (=$2.67MM) over 15 years.

b)	Example 2: Same as above, but if prior plus 15 year highest VART + base amount = $8MM, the CEDING COMPANY will retain 1/2 initially and 1/2 of all increases, because 2/3 > 4/8. So the CEDING COMPANY’S retention will be 1/2 of $3MM (=$1.5MM) at issue, growing to 1/2 of $8MM (=$4MM) over 15 years.

4.	The CEDING COMPANY will report the highest VART amount in the first 15 years as the VART “face” amount.

5.	The CEDING COMPANY will report the current year’s VART amount as the VART “risk” amount.

B.	Unscheduled Increases (Increasing Whole Life Products)

1.	Includes any non-underwritten increase, including Increasing Whole Life (Flex products) and U.L. products increasing due to definition of life insurance net amount at risk corridor.

2.	The increases will be shared prorata between the CEDING COMPANY and the REINSURER.

II.	For policies with an increasing death benefit and/or net amount at risk which will be reinsured facultatively, the CEDING COMPANY has the responsibility for clearly identifying the highest net amount at risk in the first 15 years in order for the REINSURER’S underwriters to underwrite that highest net amount at risk. The highest net amount at risk reinsured must never exceed the amount of the REINSURER’S offer.

Article XXI

Temporary Insurance Agreement

(1)	Subject to the terms, conditions, and limits of this Agreement and provided the conditions set forth in Section B of this article are fulfilled, the REINSURER shall reimburse the CEDING COMPANY for Temporary Insurance Agreement (TIA) reinsurance

B.	The following conditions must be satisfied in order for reinsurance of a TIA to be effective.

(1)	The CEDING COMPANY must become liable for a claim pursuant to a TIA issued on a form in conformity to the appropriate form of the Temporary Insurance Agreement Exhibit G of this Agreement; and

(2)	The TIA must be given in return for an application for a policy form included in the Policy Plans Reinsured Exhibit which would bear a policy date in the range covered by this Agreement; and

(3)	As of the date of the proposed insured’s death, either the policy has not been submitted facultatively, or, if submitted facultatively then the following conditions determine the REINSURER’S liability in the event of a valid TIA claim.

i)	If, as of the proposed insured’s date of death, the CEDING COMPANY has not received any unconditional offer to reinsure, then the REINSURER will reimburse the CEDING COMPANY for the TIA reinsurance according to its quota share under this Agreement; or

ii)	If, as of the proposed insured’s date of death, the CEDING COMPANY has received an unconditional offer or offers to reinsure that at least equal the TIA reinsurance, then the reinsurer(s) having made the unconditional offer(s) will reimburse the CEDING COMPANY for the TIA reinsurance. For the purpose of the comparisons detailed below, a flat rating of $2.50 per thousand is equivalent to 1 table rating. In the case of multiple offers received by the date of death, a lower offer takes precedence over a higher offer, and in the case of identical offers, an offer received on an earlier day takes precedence over an offer received on a later day; or

If, as of the proposed insured’s date of death, the CEDING COMPANY has received an unconditional offer or offers to reinsure, with such offer(s) failing to at least equal the TIA reinsurance, then the REINSURER will take its quote share of the remaining risk subject to the limits set forth in Exhibit D.

Article XXII

Offset

Any debts or credits, matured or unmatured, liquidated or unliquidated, in favor of or against either the REINSURER or the CEDING COMPANY with respect to this Agreement are deemed mutual debts or credits, as the case may be, and will be offset, and only the balance will be allowed or paid.

The right of offset will not be affected or diminished due to the insolvency of either party, subject to the laws of the domiciliary jurisdiction of the then insolvent party.

Article XXIII

Parties to the Agreement

This is an agreement solely between the REINSURER and the CEDING COMPANY. In no instance will anyone other than the REINSURER or the CEDING COMPANY have any rights under this agreement, and the CEDING COMPANY is and will remain solely liable to any insured, policyowner, or beneficiary under the original policies reinsured hereunder.

Article XXIV

Letter of Credit

A.	In the event the REINSURER is not licensed or otherwise accredited or authorized as a REINSURER in the State of California, and in any other jurisdiction where the CEDING COMPANY is licensed to do business, the REINSURER agrees to provide Letter(s) of Credit or other forms of security acceptable to the State of California otherwise available. Such Letter(s) of Credit or other method(s) shall be issued in compliance with the statutes and regulations of the State of California and shall be issued by a financial institution located in the United States chosen by the REINSURER. All drafts drawn thereunder shall be presentable at an office in the United States of the issueing qualified United States financial institution.

B.	The REINSURER shall cover the cost of securing the letter of credit from the financial institution.

C.	The Letter(s) of Credit in favor of the CEDING COMPANY will be an amount which at all times must equal or exceed the reinsurance credits taken or reasonably estimated to be taken by the CEDING COMPANY in connection with this Agreement under Exhibit 8, and under Exhibit 11, Part 1, Column 3, Line 4c, and any other liabilities held for the CEDING COMPANY Policies and reported on the CEDING COMPANY’s statutory financial statements.

D.	The Letter(s) of Credit shall be substantially in the form set forth in Exhibit K or in such other form as the California Insurance Department or other applicable state Insurance Department may require or permit. The terms of the Letter(s) of Credit shall provide that: it is not conditioned on the delivery of any other documents or materials; it is irrevocable without the consent of the CEDING COMPANY; it is automatically renewable as provided in Exhibit I; and its initial term is for a period of not less than one (1) year. Such Letter(s) of Credit may be drawn upon at any time, notwithstanding any other provisions in this Agreement, but shall be utilized by the CEDING COMPANY or its successors in interest only for one or more of the following reasons:

•	to fund an account on behalf of the CEDING COMPANY in an amount at least equal to the deduction, for reinsurance ceded, from the CEDING COMPANY’s reserves and liabilities for CEDING COMPANY Plans, as specified in this Article; and

•	to pay any other amounts the CEDING COMPANY claims are due under this Agreement.

E.	Such Letter(s) of Credit shall be promptly issued and delivered to the CEDING COMPANY; but in no event shall the Letter(s) of Credit be issued or confirmed later than December 31 in respect of the year for which the CEDING COMPANY is taking credits for such reinsurance in its statutory financial statements, and in no event shall the Letter(s) of Credit be delivered to the CEDING COMPANY later than thirty (30) days after such December 31.

F.	The letter of credit shall be issued or confirmed by a qualified United States financial institution authorized to issue letter os credit, pursuant to Section 922.7 (a) of the California Department of Insurance code. If the letter of credit is issued by a qualified United States financial institution authorized to issue letters of credit, other than a qualified United States financial institution as described in Section 9(h) of Bulletin No. 97-5 of the California Department of Insurance, then the following additional requirements shall be met:

•	The issuing qualified United States financial institution shall formally designate the confirming qualified United States financial institution as its agent for the receipt and payment of drafts, and

•	The “evergreen clause” shall provide for thrity (30) days notice prior to the expiration date of nonrenewal.

G.	This letter of credit shall be applied without diminution because of insolvency on the part of the ceding insurer or assuming insurer.

Article XXV

Execution of Agreement

In Witness of the above,

PACIFIC LIFE INSURANCE COMPANY

of

Newport Beach, California

and

WMA LIFE INSURANCE COMPANY LIMITED

of

Hamilton, Bermuda

have by their respective officers executed and delivered this Agreement in duplicate on the dates indicated below, with an effective date of January 1, 2001.

PACIFIC LIFE INSURANCE COMPANY

By:		Attest:

Title:	Assistant Vice President, Reinsurance	Title:	Manager, Reinsurance

Date:

WMA LIFE INSURANCE COMPANY LIMITED

By:		Attest:

Title:		Title:

Date:

Exhibit A

LIMITS OF RETENTION

PACIFIC LIFE INSURANCE COMPANY
PACIFIC LIFE & ANNUITY COMPANY

DIRECT BUSINESS

Prior coverage counts towards maximum life retention by category based on the policy amount. Inforce VART amounts (see below) will count towards retention based on the highest VART amount in the first 15 policy years. With regard to the coordination of GI and fully underwritten retention limits, the maximum retention available is the fully underwritten. In particular, the GI and fully underwritten retention limits are not added Retention for New York business (through Pacific Life & Annuity Company) will be fully integrated; that is, New York will be treated just like any other state.

A. Individual Life: Fully underwritten, external exchange Simplified Issue (SI),:

Issue Age	Retention Limit
0-80	$5,000,000
81-90 (Std-Table D only)	$2,500,000

B. Other Risks/Special Situations               Retention Limit

Aviation Risks, Underwritten	50% of scheduled maximums

Paid Up Additions (PUA)	Both face amount and cash value are included in the calculation of NAR

Disability Benefit Rider	Retained

VART (Rider with scheduled increase in face amount)	Initial, as above; Over 15 years, 2 x initial

C. Minimum Policy Face Amount

There will be no minimum policy face amount applied to business ceded by the CEDING COMPANY to the REINSURER.

Exhibit B

Policy Plans Reinsured

All of the CEDING COMPANY’S single life fully underwritten fixed and variable permanent life ordinary plans that are sold by and distributed through: World Marketing Alliance, Inc., WMA Securities, and World Financial Group, its successors and affiliates, collectively, WMA Life Distributors.

All business sold by World Marketing Alliance, Inc., WMA Securities and World Financial Group will remain ceded to the REINSURER irregardless of subsequest changes in agency codes.

This agreement excludes reinsurance of accidental death benefits, waiver of premium benefits, waiver of cost benefits, joint life plans, joint life uninsurable, guaranteed issue plans, simplified issue plans issued by the CEDING COMPANY.

Exhibit C

Premiums and Reinsurance Allowances

Life

The basis for calculating the premiums payable for this coverage will be determined according to the amount reinsured with REINSURER per insured life as follows:

All policy fees will be retained by the CEDING COMPANY.

For substandard table ratings, premiums will be increased by 25% per table.

The premium will be increased by any flat extra premium charged the insured on the face amount initially reinsured, less total allowances in the amount of 10% of any first year permanent (payable six years or more) extra or 10% of any first year temporary flat extra premium, and 10% of any renewal flat extra premium.

Aggregated nonsmokers are reported as smoking status “N”. Smokers are reported as smoking status “S”. Preferred nonsmokers are reported as smoking status “P”. Residual nonsmokers are reported as smoking status “R”.

Single Life Plans

The consideration payable for this coverage shall be based on the appropriate annual life rate from the attached Rate Table, labeled C-1.

1.	The reinsurance allowances, as a percentage of premiums, are as follows:

Policy Year	Reinsurance Allowance
All Years	10%

The reinsurance premiums and allowances are non-guaranteed and may be changedby the REINSURER in accordance with Article XI, B2. While the parties anticipate that the reinsurance premiums and allowances will not change, it may become necessary to pay an allowance that will result in a net premium greater than that otherwise contemplated upon the execution of this Agreement. Regardless, the REINSURER shall not redetermine an allowance, that when taken together with the reinsurance premium, exceeds the corresponding statutory net premium rate based on the 1980 CSO Table at 4.5% interest for the applicable mortality rating.

Exhibit D

Limits

The REINSURER’s participating percentage for each risk reinsured shall be:

20 % of the first $500,000 of Net Amount at Risk for base policy or riders, subject to a maximum amount reinsured of $100,000 per life for lives standard through table D.

For lives above table D the maximum amount ceded per life will be $50,000.

Maximum issue age 85.

AUTOMATIC JUMBO LIMITS

A Jumbo risk is one where the amount of insurance already in force and applied for on the risk in all companies exceeds the following limits:

Fully Underwritten Single Life Policies

Life

Ages	Standard – Table F	Tables G – P
0 - 15	$30,000,000	$30,000,000
16 - 70	$50,000,000	$50,000,000
71 - 75	$50,000,000	$30,000,000
76 - 80	$30,000,000	None
81- 90	$20,000,000	None

TRIVIAL NAR AMOUNT CANCEL POINT

There will be no trivial NAR amount cancel point applied to business ceded by the CEDING COMPANY to the REINSURER.

BUSINESS ISSUED FROM WMA LIFE DISTRIBUTERS

1.	Cases falling within automatic reinsurance parameters are ceded 20% of the first $500,000 Net Amount at Risk to WMA Life. The CEDING COMPANY keeps the remaining 80% and reinsures the excess to its automatic pool.

2.	For Facultative, Facultative-Obligatory and Guaranteed Capacity reinsurance, WMA Life will keep its full retention, if available. Reinsurance is then obtained in the usual fashion.

Exhibit E

Statement Specifications

The following information should appear on each Self-Administered statement and In-Force listing sent to the REINSURER.

•	Name of the insured(s)

•	Date of birth of the insured(s)

•	The issue age of each insured(s)

•	The sex of the insured(s)

•	The insured’s state/country of residence

•	Underwriting Classification

•	Smoking Class

•	Indication if business is Facultative or Automatic

•	Indication if business is YRT or Coinsurance

•	Policy number(s)

•	Plan Code (Kind Code)

•	Face Amount of the policy(s)

•	Amount(s) ceded to the REINSURER

•	Amount of premium being paid; separated for Life, WP, ADB, etc.

•	The amount of any reinsurance premium allowances

•	Extra premiums concerned — Example: $5 / 1000 / 5 YRS

•	Effective date and duration of any policy(s) change, reissue, or termination

Exhibit F

Sample Policy Exhibit

Policy Summary		Reinsurance
Classification	Number of Policies	Amount
Inforce as of Last Report	878	$410,220,973.00
New Issues	2	$516,666.00
Reinstatements	3	$483,334.00
Increases		$500,000.00
Decreases — Still Inforce		$133,332.00
Rollover In	0	$0.00
Deduct By:
Death	0	$0.00
Surrender	1	$250,000.00
Lapse	4	$1,000,001.00
Conversion Out	0	$0.00
Decreases Cancellation	3	$299,999.00
Inactive Pending	0	$0.00
Not Taken	0	$0.00
Inforce as of Current Report	875	$410,037,641.00

Exhibit G

Temporary Insurance Agreement

Exhibit H

Claim Forms

Exhibit I

Form of Letter of Credit

Effective Date

Pacific Life Insurance Company
XXXXXXXXX
XXXXXXX, XX XXXXX

Gentlemen:

We have established this clean, irrevocable and unconditional Letter of Credit in your favor as beneficiary for drawings up to                effective immediately. This Letter of Credit is issued, and payable at our office at                 and expires with our close of business on                . Except when the amount of this Letter of Credit is increased, this Letter of Credit cannot be modified or revoked without your consent.

The term “Beneficiary” includes any successor by operation of law of the named Beneficiary. If a court of law appoints a successor in interest to the named Beneficiary, then the named Beneficiary includes and is limited to the court appointed domiciliary receiver (including conservator, rehabilitator or liquidator).

We hereby undertake to promptly honor your sight draft(s) drawn on us, indicating our Letter of Credit No.    , for all or any part of this Letter of Credit upon presentation of your draft drawn on us at our office specified in paragraph one on or before the expiration date hereof or any automatically extended expiry date.

Except as expressly stated herein, this undertaking is not subject to any condition, agreement, requirement or qualification. Our obligation under this Letter of Credit is our individual obligation and is in no way contingent upon reimbursement with respect thereto, or upon our ability to perfect any lien, security interest or any other reimbursement.

This Letter of Credit is deemed to be automatically extended, without amendment, for one year from the expiration date hereof, or any future expiration date, unless at least thirty days prior to such expiration date we notify you by Registered Mail or Certified Mail that this Letter of Credit will not be renewed for any such additional period.

This Letter of Credit is subject to and governed by the Laws of the State of California and the most recent version of the Uniform Customs and Practice for Documentary Credits of the International Chamber of Commerce (Publication 500) and, in the event of any conflict, the Laws of the State of California will control. If this Letter of Credit expires during an interruption of business as described in Article 17 of said Publication 500, we hereby specifically agree to effect payment if this Letter of Credit is drawn against within thirty days after the resumption of business.

Very truly yours,